AB 2/16



10032710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*KH *2/16

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 1672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2010
DIVISION OF MARKET REGULATION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/24

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Corporation
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets Corporation and subsidiaries (the "Company") as of October 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Company and subsidiaries at October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 23, 2010

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2010
(In thousands except share and per-share information)

ASSETS	
Cash	$ 215,868
Cash segregated under Federal and other regulations	375,468
Securities purchased under agreements to resell	14,010,447
Securities borrowed	4,792,930
Securities owned, at fair value (includes securities pledged of $13,463,325)	13,725,235
Receivable from broker-dealers and clearing organizations	2,787,436
Receivable from Parent and affiliates	176,994
Receivable from customers	1,717,829
Other receivables	1,726,421
Deferred income taxes	375,855
Fixed assets, at cost, net of accumulated depreciation and amortization of $237,538	299,462
Goodwill	753,475
Intangible assets, net of accumulated amortization of $26,987	23,805
Other assets	688,276
TOTAL ASSETS	$ 41,669,501
LIABILITIES AND STOCKHOLDER'S EQUITY	
Drafts payable	147,191
Securities sold under agreements to repurchase	21,266,089
Securities loaned	1,181,520
Securities sold, but not yet purchased, at fair value	4,415,368
Payable to broker-dealers and clearing organizations	1,971,209
Payable to affiliates	2,460,470
Payable to customers	1,547,634
Accrued compensation	1,628,015
Long-term borrowings with affiliates	1,000,000
Accounts payable and accrued liabilities	1,482,154
	37,099,650
Liabilities subordinated to claims of general creditors	1,386,000
TOTAL LIABILTIES	38,485,650
Stockholder's Equity:	
Non-voting, non-convertible, non-interest bearing preferred stock, par value $0.10 per share, 100 shares authorized, 1 share outstanding, $10,000 liquidation preference	10
Common stock, par value $0.125 per share, 160,000 shares authorized, 150,708 issued and outstanding	19
Additional paid-in capital	2,474,543
Retained earnings	709,279
TOTAL STOCKHOLDER'S EQUITY	3,183,851
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,669,501

See notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Corporation (the "Company") is a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"), a Delaware corporation. The Parent is ultimately wholly-owned by Royal Bank of Canada ("RBC" or "Ultimate Parent"). The consolidated statement of financial condition includes the Company and its wholly-owned subsidiaries (the "Subsidiaries").

The Company is a registered broker-dealer, a Futures Commission Merchant and is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. In conjunction with those services to its clients, the Company conducts principal trading primarily in municipal bonds and other fixed income securities. The Company provides asset management services for its customers and clearing services to unaffiliated correspondent firms through its RBC Correspondent Services division ("RBC CS"). The Company is a clearing broker for affiliated broker-dealers. The Company carries all customer accounts of the correspondent brokers and extends margin credit to these customers.

Effective close of business on November 1, 2010, the Company converted into a Minnesota limited liability company, named RBC Capital Markets, LLC (see Note 24).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Additionally, all entities that meet the criteria of a variable interest entity ("VIE") requiring consolidation under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, *Consolidation,* have been consolidated into the financial statements (see Note 20). The Company follows accounting principles generally accepted ("GAAP") in the United States of America.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes, these include; the valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation, income taxes and the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition in receivable from or payable to broker-dealers and clearing organizations.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreement to Resell — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at fair value.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivable from and Payable to Customers — Amounts receivable from customers are primarily related to margin balances. Other customer receivables and payables result from cash transactions. The Company does not include in its consolidated statement of financial condition the securities owned by customers or the securities sold short by customers.

Other Receivables — Included in other receivables are student loans of approximately $1.3 billion related to the consolidation of VIEs (see Note 20). Also included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized on a straight-line or a non-linear basis over the term of the loans, which is generally two to ten years.

Derivatives – Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Exchange traded contracts include futures and are valued using exchange market closing levels. OTC contracts include TBAs which are valued using market transactions and other market evidence whenever possible. All derivative instruments are recorded at fair value. Since the Company's commitments for the purchase of when–issued and TBA securities can be net settled and the Company does not document that physical settlement is probable, the Company accounts for all such commitments as derivatives.

Derivatives with a positive fair value are reported in other assets and derivatives with a negative fair value are reported in other liabilities. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Market valuation adjustments, margin requirements and premiums paid are also included in other assets, while premiums received are shown in other liabilities.

Goodwill and Intangible Assets —Under the provisions of ASC 350, *Intangibles - Goodwill and Other*, intangible assets acquired in a business combination, which possess finite useful lives, are tested for

impairment at least annually. An indicator of impairment of goodwill results if the net book value of the reporting unit exceeds its estimated fair value. The Company performed its annual assessment of goodwill and intangible assets in August 2010.

There is no change in the carrying amount of goodwill for the year ended October 31, 2010.

Intangible assets, which include customer relationships and non-compete agreements, are amortized over their estimated useful lives of three to ten years on a straight-line basis.

Interests in Variable Interest Entities — The Company applies ASC 810, *Consolidation*, which provides guidance on how to identify VIE and determine when assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated statement of financial condition. ASC 810 also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

Income Taxes — The Company is included in the consolidated income tax returns filed by RBC's U.S. – based holding company, RBC Holdings (USA), Inc. ("RBC Holdings"). The Company also files various separate as well as unitary and combined state income tax returns with various members of RBC Holdings consolidated group. The provision for income taxes is calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from RBC Holdings. Members of the combined group received tax benefit for the utilization of their tax attributes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated statement of financial condition, utilizing currently enacted tax laws and rates.

The Company accounts for income taxes under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Stock Based Compensation — The Company accounts for stock-based compensation plans in accordance with ASC 718, *Compensation – Stock Compensation.*

Depreciation and Amortization — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on a straight-line basis over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service.

Significant accounting changes —

Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. In August 2009, the FASB issued amended accounting principles to ASC 820-10 as Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value.* These amended principles provide guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. These amended principles are effective for consolidated statement of financial condition issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with the ASU, adoption did not affect the Company's consolidated statement of financial condition.

Future accounting changes —

Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In June 2009, the FASB issued amended accounting principles which change the accounting for securitizations and VIEs. These principles were codified as ASU No. 2009-16, *Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets,* and ASU No. 2009-17, *Consolidations (Topic 810)— Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,* in December 2009. ASU No. 2009-16 eliminates the concept of a QSPE, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU No. 2009-16 and 2009-17 are effective November 1, 2010. The Company is currently assessing the impact of adopting these new standards on its consolidated statement of financial condition.

Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures,* which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance became effective for the Company on November 1, 2010. Adoption will not have a material effect on the Company's consolidated statement of financial condition.

Consolidation Amendments for Certain Investment Funds. In February 2010, the FASB issued ASU 2010-10, *Consolidation: Amendments for Certain Investment Funds.* This update defers the application of SFAS No. 167 (Codified in ASC 810-10) for a reporting enterprise's interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. The guidance will be applicable for the Company after November 1, 2010. Adoption will not have a material effect on the Company's consolidated statement of financial condition.

Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives. In March 2010, the FASB issued ASU No. 2010-11, *Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives.* The guidance clarifies the determination of embedded credit derivative features, and permits a one-time election to apply the fair value option method to measure any investment in securitized financial assets, regardless of whether such investments contain embedded

derivatives. The guidance will be applicable for the Company after November 1, 2010. Adoption will not have a material effect on the Company's consolidated statement of financial condition.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2010, the Company had a balance of $375 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). Based on this calculation, at October 31, 2010, the Company did not have a deposit requirement.

In addition, cash of approximately $0.8 million has been segregated under the Commodity Exchange Act.

4. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. The Company also manages the business affairs of certain affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under technical service agreements.

In addition to the affiliate receivables and payables disclosed on the statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates (in thousands):

	Receivable	Payable
Securities purchased under agreements to resell	$ 1,952,581	$ -
Securities sold under agreements to repurchase	-	3,682,318
Securities borrowed	485,388	-
Securities loaned	-	94,091

5. RECEIVABLE/PAYABLE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2010, consisted of the following (in thousands):

	Receivable	Payable
RBC Capital Markets Arbitrage S.A. (an affiliate)	$ 646,813	$ 290,952
Trade date/settlement date accrual	520,270	-
Broker-dealers (affiliates)	149,275	281,159
Broker-dealers and clearing organizations	231,421	27,051
Correspondent brokers	69,143	-
Fails to deliver/receive	1,132,166	1,372,047
Fails to deliver/receive (affiliates)	38,348	-
	$ 2,787,436	$ 1,971,209

6. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2010 consisted principally of trading securities at fair value as follows (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government and agency obligations	$ 6,229,403	$ 3,085,770
State and municipal obligations	1,709,018	518
Corporate obligations	3,175,462	1,026,396
Equities and warrants	729,925	154,886
Commercial paper	693,068	-
Money market funds	624,630	1
Other	563,729	147,797
	$ 13,725,235	$ 4,415,368

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the consolidated statement of financial condition.

At October 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $21.1 billion, and substantially all has been sold or repledged. Additionally, the Company has approximately $1.2 billion in securities for securities transactions in which the Company is the borrower.

7. FIXED ASSETS

The Company's fixed assets at October 31, 2010, consisted of the following (in thousands):

Furniture and equipment	$ 23,506
Computer equipment and software	301,274
Leasehold improvements	168,819
Land	59
Work in Progress	43,342
	537,000
Accumulated depreciation and amortization	(237,538)
Net fixed assets	$ 299,462

Depreciation and amortization for work in progress begins when the assets are placed in service.

8. INTANGIBLE ASSETS

The Company's intangible assets at October 31, 2010 consisted of the following (in thousands):

Customer relationships	$	49,322
Non-compete		1,470
		50,792
Accumulated amortization		(26,987)
Net intangible assets	$	23,805

Intangible assets, which include customer relationships and non-compete intangible assets, are amortized over their estimated useful lives of three to ten years on a straight-line basis.

9. OTHER ASSETS

Other assets, at October 31, 2010, consist of the following (in thousands):

Investment in wealth accumulation plan (see Note 17)	$	342,545
Dividend and interest receivables		96,663
Current income taxes		81,336
Derivatives, net (see Note 23)		91,205
Prepaid expense		39,782
Other assets		36,745
Total other assets	$	688,276

10. INCOME TAXES

The Company's tax rate differs from the statutory Federal rate primarily due to tax exempt income, state and local taxes, release of the reserve and the disallowance of meals and entertainment expenses.

At October 31, 2010, the Company had net deferred tax assets of $375.9 million. The tax effects of temporary differences that gave rise to deferred tax assets and liabilities relate primarily to compensation expense, reserves, deferral of intercompany gain, adjustment of state tax accrual and goodwill. The Company has $6.6 million of foreign tax credits carryover, which will expire in 2017-2020. The Company does not expect to utilize the foreign tax credits carryover before their expiration dates. Thus, a full valuation allowance of $6.6 million has been established against the foreign tax credits carryover.

The Company has a branch in Canada. Accordingly, it is subject to Canadian federal and provincial taxes on the income of the branch.

Income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with this guidance and the tax benefit claimed on a tax return in referred to as an unrecognized tax benefit ("UTB"). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from November 1, 2009 to October 31, 2010 is as follows (in thousands):

Unrecognized Tax Benefits as at October 31, 2009	$65,347
Add: Increases related to positions taken during prior years	-
Add: Increases related to positions taken during current year	-
Add: Positions acquired or assumed in business combinations	-
Less: Decreases related to positions taken during prior years	(57,058)
Less: Settlements	(8,289)
Less: Expiration of statute of limitations	-
Unrecognized Tax Benefits as at October 31, 2010	$0

At October 31, 2010 and October 31, 2009, the balances of the Company's UTBs were recorded in current income tax payable. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2003
United States	2006

11. COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2010, the aggregate future minimum rental payments were as follows (in thousands):

Year	Gross Commitment	Sublease Income	Net Commitment
2011	$ 87,175	$ (4,745)	$ 82,430
2012	84,594	(3,758)	80,836
2013	77,007	(2,416)	74,591
2014	66,019	(1,790)	64,229
2015	54,658	(1,189)	53,469
Thereafter	166,321	(391)	165,930
Total	$ 535,774	$ (14,289)	$ 521,485

Exchange Memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost in other assets on the consolidated statement of financial condition and assessed periodically for potential impairment in accordance with ASC 360, *Property, Plant and Equipments*. There were no exchange membership impairments in 2010.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2010.

Litigation

The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation including those described below, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where

claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated statement of financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues, income or cash flows for such period.

Legal reserves have been established in accordance with the requirements for accounting for contingencies. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

The Company is a defendant in a purported class action lawsuit related to claims by financial consultants that they were entitled to compensation for vesting under certain benefit plans and for overtime under certain state and federal laws. Management does not believe the impact of this matter will have a material adverse effect on the Company's consolidated statement of financial condition, although the damages claimed by the plaintiffs are substantial.

12. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2010, there was no outstanding balance under these facilities.

The Company has an $850.0 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2010, there was no outstanding balance under this facility.

The Company has a revolving credit agreement with RBC. The Company renewed the agreement on August 20, 2010, and the facility remained at $3.0 billion. At October 31, 2010, the amount available was $3.0 billion and there were no borrowings under this facility. Loans under this facility are unsecured.

13. LONG-TERM BORROWINGS FROM AFFILIATES

The Company has a $600.0 million term loan agreement with RBUS2 LLC, an RBC affiliate. The loan matures on April 4, 2011, with no scheduled principal payments until maturity and is unsecured.

The Company has a $400.0 million term loan agreement with RB U.S. Credit Services, Inc, an RBC affiliate. The loan matures on July 12, 2013, with no scheduled principal payments until maturity and is unsecured.

14. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2010, are as follows (in thousands):

Subordinated debt entered into on March 31, 2010 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on March 31, 2013.	$ 590,000
Subordinated debt entered into on August 29, 2008 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on August 31, 2011.	525,000
Subordinated debt entered into on February 27, 2009, maturing on February 29, 2012, with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent.	171,000
Subordinated debt entered into on May 30, 2008 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing October 31, 2013.	100,000
Total	$ 1,386,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the New York Stock Exchange and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements they may not be repaid (see Note 19).

15. STOCKHOLDER'S EQUITY

The Company has authorized 160,000 shares of common stock and issued 150,708 shares of common stock to the Parent, at $0.125 par value.

The Company has authorized 100 shares of preferred stock and issued one share of non-voting, non-convertible, non-interest bearing preferred stock, with liquidation preference of $10 thousand, that was purchased by RBC Capital Markets Arbitrage S.A. ("CMA") with par value of $0.10 per share.

16. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Financial consultants are limited to a total company match of $1.5 thousand. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years.

The Company's policy is to fund plan costs currently.

17. DEFERRED COMPENSATION & BENEFIT PLANS

Pension Plan

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates (the "RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Wealth Accumulation Plan

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan. Employee deferrals are immediately 100% vested and matching contributions and/or bonuses can vest over a period of zero to five years starting after the plan year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares.

In connection with its obligations under the RBC US Wealth Accumulation Plan, the Company has purchased shares of the various mutual funds offered in the Plan. These investments, which had a market value of $342.5 million at October 31, 2010, are included in other assets. The Company also entered into a total return swap with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expires in March 2011.

At October 31, 2010, the Company had liability for these plans of $604.2 million in accrued compensation.

Performance Deferred Share Plan

The Company maintains a Performance Deferred Share Plan to make certain awards to select key employees of the Company. The awards are in the form of phantom RBC common shares. The fair value of the awards is based on the quoted market price of RBC common shares at the date of the grant. The grants are 50% fixed and 50% variable performance-based awards. For the performance-based award, the ultimate award earned by the employee may be increased or decreased by 50% depending on RBC's total shareholder return compared to a peer group of North American financial institutions, as defined in the plan.

The Company records the awards as a liability over a three year vesting period and adjusts its liability to reflect changes in the fair value of the common shares. Upon vesting, all amounts are paid to employees in cash based on the market value of the phantom shares. If an employee terminates prior to the end of the vesting period, the grant is forfeited and the accrued liability is credited to compensation expense.

The Company entered into total return swaps with an affiliate of RBC related to its phantom share obligation under the Plan, which expire in December 2010, December 2011 and December 2012.

A summary of the status of the Company's non-vested phantom shares as of October 31, 2010, and changes during the year ended October 31, 2010, is presented below:

Non-Vested Phantom Shares	**Shares**	**Fair Value**
Non-Vested — October 31, 2009	381,895	50.40
Granted	222,984	52.15
Vested	(65,472)	52.22
Forfeited	(58,673)	53.38
Non-Vested — October 31, 2010	480,734	53.38

The share-based liabilities paid in cash for the year ended 2010 were $0.2 million. The total fair value of shares vested during the year was $3.4 million.

Omnibus and Functional Unit Plan

The Company also maintains an Omnibus and Functional Unit Plan ("FUP") to make certain awards to select key employees of the Company. The awards consist of deferred share units that notionally represent RBC common shares that vest two to five years from the date of grant. The fair value of the awards is based on quoted market prices of RBC common shares.

A summary of the status of the Company's non-vested RBC common shares in the Omnibus and FUP as of October 31, 2010, and changes during the year ended October 31, 2010, is presented below:

Non-Vested RBC Common Shares	**Shares**	**Fair Value**
Non-Vested — October 31, 2009	86,824	50.40
Granted	225,262	47.27
Vested	(29,809)	52.98
Forfeited	(10,601)	53.38
Non-Vested — October 31, 2010	271,676	53.38

The share-based grants are paid in cash. During fiscal year 2010 no awards were paid and the total fair value of shares vested during the year was $1.6 million.

18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2010, consist of the following (in thousands):

Payable to variable interest entities bondholders (see Note 20)	$ 1,192,667
Deferred revenue	58,847
Interest payable	42,748
Accrued rent reserve	41,404
Non-trade accounts payable	28,526
Derivatives, net (see Note 23)	48,455
Employee compensation and benefit accruals	21,907
Lease obligations	19,588
Legal accruals	14,344
Syndicate proceeds payable	11,738
Other liabilities	1,930
Total accounts payable and accrued liabilities	$ 1,482,154

19. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the NYSE may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2010, the Company had net capital of $998.9 million, which was $922.1 million in excess of the required minimum net capital.

To allow RBC CMA to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAIB.

20. VARIABLE INTEREST ENTITIES

Structured Finance Variable Interest Entities

In 2008, the Company purchased auction rate securities ("ARS") from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are VIEs. Principal and accrued interest on the student loans are largely guaranteed by government agencies. In the Company's role as auction remarketing agent to these entities, the Company is under no legal obligation to purchase the notes issued by these entities in the auction process. The Company holds significant variable interests in certain unconsolidated entities. The Company consolidates the entities where our investments expose the Company to a majority of the expected losses.

The following table provides information about VIEs as of October 31, 2010, in which the Company has significant variable interests, and those the Company consolidates because the Company is the primary beneficiary (in millions):

	Total assets	Maximum exposure to loss
Unconsolidated VIEs in which we have significant variable interests [1]		
Structured finance VIEs	$ 3,241	$ 549
	$ 3,241	$ 549
Consolidated VIEs [2]		
Structured finance VIEs	$ 1,365	$ -
	$ 1,365	$ -

(1) The maximum exposure to loss resulting from our significant variable interests in these VIEs consists of investments.

(2) Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets unless the Company breaches its contractual obligations relating to those VIEs.

The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is a primary beneficiary of a VIE based on the facts and circumstances and the Company's interest in the VIE. The following table presents the assets and liabilities of consolidated VIEs recorded on the Company's statement of financial condition (in millions):

Consolidated Assets	
Cash	$ 28
Other receivables	1,319
Other assets	18
Total	$ 1,365
Consolidated Liabilities	
Accounts payable and accrued liabilities	$ 1,193
Total	$ 1,193

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including securities borrowed and certain other receivables. Similarly, the

Company's short-term liabilities, consisting of bank loans, securities loaned and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

ASC 825-10 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities sold under agreement to resell and repurchase agreements.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2010.

Fair Value Measurement – Definition and Hierarchy

The Company applies the provisions of ASC 820, *Fair Value Measurements and Disclosures*. Under this ASC, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

- **Level 1** – inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

- **Level 2** – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data be correlation or other means.

- **Level 3** – one or more inputs used in valuation technique are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2010 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair value measurements using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
Financial assets				
Securities purchased under agreements to resell	$ -	$ 14,010,447	$ -	$14,010,447
Securities owned:				
U.S. and Canadian government and agency obligations	-	6,229,403	-	6,229,403
State and municipal obligations	-	456,233	1,252,785	1,709,018
Corporate obligations	-	2,031,818	1,143,644	3,175,462
Equities and warrants	387,725	8,750	-	396,475
Preferred stocks (1)	-	-	333,450	333,450
Commercial paper	-	693,068	-	693,068
Money market funds	-	624,630	-	624,630
Other	40,106	519,809	3,814	563,729
Other assets				
Mututal funds (2)	342,545	-	-	342,545
Derivatives, net	-	91,205	-	91,205
	$ 770,376	$ 24,665,363	$ 2,733,693	$28,169,432
Financial liabilities				
Securities sold under agreements to repurchase	$ -	$ 21,266,089	$ -	$21,266,089
Securities sold, but not yet purchased:				
U.S. and Canadian government and agency obligations	-	3,085,770	-	3,085,770
State and municipal obligations	-	518	-	518
Corporate obligations	-	984,088	42,308	1,026,396
Equities and warrants	154,886	-	-	154,886
Commercial paper	-	-	-	-
Money market funds	-	1	-	1
Other	94,816	52,981	-	147,797
Accounts payable and accrued liabilities				
Derivatives, net	-	48,257	198	48,455
	$ 249,702	$ 25,437,704	$ 42,506	$25,729,912

(1) Primarily represents auction rate securities

(2) Wealth accumulation plan assets (see Note 17) - inputs are quoted prices (unadjusted) of identical instruments

Valuation techniques:

Securities purchased/sold under agreements to resell/repurchase:

The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources including brokers, pricing services, and market transactions.

U.S. and Canadian government and agency obligations:

U.S. and Canadian government and agency obligations are generally valued using quoted market price.

State and municipal obligations (excluding ARS):

State and municipal bonds or generally valued using quoted market price.

Corporate obligations (including commercial paper):

The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments.

Equities and warrants:

Exchange traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. To the extent that the securities are not listed, actively traded or restricted, valuation adjustments are applied and the securities are generally categorized in Level 2 of the fair value hierarchy.

Money market funds:

Money market mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds are at amortized cost, in accordance with rules under the Investment Company Act of 1940 (rule 2a-7). Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted market price from an exchange, such securities are categorized as Level 2 of the fair value hierarchy.

Certificates of deposits (in "Other")

The fair value of certificates of deposit is estimated using yield curves and credit spreads. The yield curves spreads are from actively quoted markets and can be validated through external sources including brokers, pricing services, and market transactions.

Derivatives

Interest rate swaps are valued by model using interest rate swap curve based on mid prices. Futures are valued at settlement price or last traded price if settlement price is not available. Exchange traded equity options are valued using the mid price at closing for the valuation date. Fair value of credit default swaps are provided by pricing services and internal modeled values.

Level 3 valuation techniques:

Level 3 financial instruments are primarily ARS with long-dated maturities and significant unobservable spreads. The fair value of ARS is determined using independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment. Inputs that impact the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate and quality of underlying issuers/insurers.

22. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. The Company also monitors inventories for factors that include credit and concentration risk, contract length and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs.

As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

The Company mitigates risk by requiring customers to maintain margin collateral in compliance with both regulatory and internal guidelines. The Company monitors necessary margin levels daily and requires

customers to either deposit additional collateral or reduce margin positions. Market declines could reduce the collateral value to below the amount the Company has loaned, plus interest, before the Company is able to sell the collateral.

23. DERIVATIVES CONTRACTS

The Company enters into derivatives to satisfy the needs of it clients, for proprietary trading purposes and to manage the Company's exposure to risk resulting from its trading activities. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in other assets and derivatives with a negative fair value are reported in other liabilities. Where the Company has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected in the below (in thousands):

	Gross Assets - Fair Value	Gross Liabilities - Fair Value	Contract/Notional
TBA contracts	$ 40,190	$ 24,291	$ 1,375,788
Futures	-	-	-
Equity/Total return swaps (affiliate)	25,411	-	174,780
Interest rate swaps (affiliate)	25,604	23,966	1,593,425
Credit default swaps (affiliate)	-	198	4,900
	$ 91,205	$ 48,455	$ 3,148,893

24. SUBSEQUENT EVENT

The Company has evaluated subsequent events up to and including December 23, 2010, which is the date the consolidated statement of financial condition was issued.

On November 1, 2010, RBC restructured its U.S. group of subsidiaries. As part of the restructuring, RBC Capital Markets Holdings (USA) Inc., formerly the Company's Parent, was eliminated in a merger with the former Parent's sole stockholder, RBC USA Holdco Corporation ("New Parent"). New Parent was the surviving corporation in the merger and, as a result, is the current parent of the Company. Also as part of the restructuring, at close of business on November 1, 2010, Company was converted from a Minnesota corporation into a Minnesota limited liability company, named RBC Capital Markets, LLC ("CM LLC"). In the conversion, the 150,708 outstanding common shares of the Company were cancelled and converted into 200,000 common membership interests in CM LLC. Thereafter, and also as part of the restructuring, New Parent exchanged 2,000 common membership interests in CM LLC for 2 common shares of a newly-formed wholly owned subsidiary of New Parent, with the result that such new subsidiary owns 1%, and New Parent owns 99%, of the issued and outstanding common membership interests of CM LLC. As part of the restructuring and prior to the conversion of the Company, the holder of the preferred share of the Company exchanged such preferred share for 2 common shares of a newly-formed wholly owned subsidiary of such former holder. In the conversion, the outstanding preferred share of the Company owned by such new subsidiary was cancelled and converted into a preferred membership interest in CM LLC, having the same terms and conditions as the prior preferred share of the Company. No cash was exchanged as part of the conversion.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 23, 2010

RBC Capital Markets Corporation
One Liberty Plaza
New York, NY 10006

In planning and performing our audit of the consolidated financial statements of RBC Capital Markets Corporation and subsidiaries (the "Company") as of and for the year ended October 31, 2010 (on which we issued our report dated December 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and the regulation 1.16 (d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP